                                  United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549

--------------------------------------------------------------------------------

                                    FORM 11-K

(MARK ONE)

[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year ended December 31, 2002

                                       or

[ ] Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _________ to _________

Commission file number 333-63321


     Saga Communications, Inc. Employees' 401(K) Savings and Investment Plan
--------------------------------------------------------------------------------
                              (Full title of plan)


                            Saga Communications, Inc.
                               73 Kercheval Avenue
                       Grosse Pointe Farms, Michigan 48236
--------------------------------------------------------------------------------
     (Name of Issuer of Securities Held Pursuant to Plan and Address of its
                          Principal Executive Office)

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                                Table of Contents

                 Financial Statements and Supplemental Schedule

                           December 31, 2002 and 2001

                                                                         Page

Report of Independent Auditors                                            3

Financial Statements:
Statements of Assets Available for Benefits - December 31, 2002
  and 2001                                                                4

Statements of Changes in Assets Available for Benefits -
  Years ended December 31, 2002 and 2001                                  5
Notes to Financial Statements                                             6

Supplemental Schedule:
Schedule H line 4(i) - Schedule of Assets (Held At End of Year)          11

Other Information:
Signatures                                                               13
Exhibit 23.1 - Consent of Independent Auditors                           14
Exhibit 99.1 - Certification of Officers Pursuant to 18 U.S.C.
               Section 1350, as Adopted Pursuant to section 906
               of the Sarbanes-Oxley Act of 2002                         15

                         Report of Independent Auditors


Plan Administrator
Saga Communications, Inc.
Employees' 401(k) Savings and Investment Plan

We have audited the accompanying statements of assets available for benefits of Saga Communications, Inc. Employees' 401(k) Savings and Investment Plan as of December 31, 2002 and 2001 and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 2002 and 2001 and the changes in its assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                             /S/ Ernst & Young LLP
                                             -----------------------------

Detroit, Michigan
May 30, 2003

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                   Statements of Assets Available For Benefits


                                                        DECEMBER 31
                                                   2002              2001
                                               ------------------------------
ASSETS

Investments, at fair value:
    Mutual funds                                $ 5,688,928      $ 6,137,039
    Guaranteed Investment Fund                    1,690,384        1,269,419
    Saga Common Stock Fund                        2,145,148        1,741,254
    Participant loans                               163,128          188,146
                                               ------------------------------
                                                  9,687,588        9,335,858

Employer contributions receivable                   209,740          196,691
                                               ------------------------------
Assets available for benefits                   $ 9,897,328      $ 9,532,549
                                               ==============================


See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

             Statements of Changes in Assets Available For Benefits

                                                            YEAR ENDED
                                                           DECEMBER 31

                                                       2002            2001
                                                 ------------------------------
ADDITIONS

Participant contributions                         $ 1,433,826      $ 1,474,076
Employer contributions                                209,740          196,691
Investment income:
    Interest and dividends                             89,483           97,696
    Net appreciation/(depreciation) in fair
      value of investments:
         Mutual funds                              (1,127,823)        (825,980)
         Saga Common Stock Fund                       275,597          487,056
                                                 ------------------------------
Total additions                                       880,823        1,429,539

DEDUCTIONS

Benefit payments                                      516,044          743,407
                                                 ------------------------------
Net increase                                          364,779          686,132
Assets available for benefits:
    Beginning of year                               9,532,549        8,846,417
                                                 ------------------------------
    End of year                                   $ 9,897,328      $ 9,532,549
                                                 ==============================

See accompanying notes.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                          Notes to Financial Statements
                     Years ended December 31, 2002 and 2001

1. DESCRIPTION OF PLAN

The following description of Saga Communications, Inc. (the "Company") Employees' 401(k) Savings and Investment Plan (the "Plan") provides only general information. Participants should refer to the summary plan description for more complete information.

GENERAL

The Plan is a defined contribution plan which includes, as participants, all employees who have completed one year of employment and reached the age of twenty-one. The Plan is administered by the Company and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

CONTRIBUTIONS

Contributions to employees' accounts are effected through voluntary reductions in their compensation. Annual contributions for each participant are subject to the participation and discrimination standards of Internal Revenue Code Section 401(k). The Company may make a discretionary match; for 2002 and 2001 the discretionary employer match was $209,740 and $196,691, respectively.

Upon enrollment, a participant may direct their contributions to any of the Plan's fund options. Employer contributions are invested in Saga Communications, Inc. common stock.

PARTICIPANT ACCOUNTS

Each participant's account is credited with the participant's contributions and allocations of the Company's contributions and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (CONTINUED)

VESTING

Participants are immediately vested in their contributions and the employer discretionary match plus actual earnings thereon.

PARTICIPANT LOANS

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lessor of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 15 years for purchase of primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate as determined by the Plan Administrator which approximates the prime interest rate in effect on the first business day of the calendar quarter plus 1%. Principal and interest are paid ratably through payroll deductions.

DISTRIBUTIONS

Participants or their beneficiaries may receive distributions of their account balances upon the earlier of reaching age 59-1/2, disability, death or termination of service, as defined in the Plan. Further, the Plan Administrator may permit a participant who experiences a qualified financial hardship, as defined, to receive a distribution or a portion of the participant's account balance. Such distributions are generally made in a lump sum.

PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provision of ERISA.

ADMINISTRATIVE EXPENSES

Administrative expenses of the Plan are paid by the Company.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF ACCOUNTING

The financial statements have been prepared on the accrual basis of accounting.

INVESTMENT VALUATION AND INCOME RECOGNITION

Except for guaranteed investment contracts, the Plan's investments are stated at fair value which equals the quoted market price on the last business day of the plan year. The shares of mutual funds are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The participant loans are valued at their outstanding balances, which approximate fair value.

Guaranteed investment contracts are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. There are no reserves against contract values for credit risk of contract issues or otherwise. The average yield was approximately 4.7% and 6% for 2002 and 2001, respectively. The crediting interest rate for these investment contracts is reset semiannually by the issuer but cannot be less than zero and was 4.8% and 5.95% at December 31, 2002 and 2001, respectively.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)

3. INVESTMENTS

Investments that represent 5% or more of fair value of the Plan's net assets are as follows:

                                                     DECEMBER 31
                                               2002              2001
                                            ----------        ----------
  Guaranteed Investment Fund*               $1,690,384        $1,269,419
  Saga Common Stock Fund**                   2,145,148         1,741,254
  Vanguard Wellington Fund*                    697,860           662,023
  American Century Ultra Investors Fund*       832,316         1,052,158
  Fidelity Contrafund Account*               1,524,774         1,606,545
  S&P 500 Index Fund*                          555,576           708,984
  Fidelity Growth & Income Account*            499,233           512,318

  *  Fund is sponsored by Plan Trustee
  ** Non-participant directed

4.   NONPARTICIPANT-DIRECTED INVESTMENTS

Information about the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

                                                                  YEAR ENDED
                                                                  DECEMBER 31
SAGA COMMON STOCK FUND:                                       2002             2001
                                                          -----------      -----------

Contributions                                             $   345,501      $   329,788
Net appreciation in fair value                                275,597          487,056
Benefit payments                                              (99,098)        (123,323)
Transfers out                                                (118,106)         (28,342)
                                                          -----------      -----------
Net increase                                                  403,894          665,179
Net assets available for benefits at beginning of year      1,741,254        1,076,075
                                                          -----------      -----------
Net assets available for benefits at end of year          $ 2,145,148      $ 1,741,254
                                                          ===========      ===========

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan
                    Notes to Financial Statements (continued)

5. INCOME TAX STATUS

The Plan has received a determination letter from the Internal Revenue Service dated April 4, 1994, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. However, the Plan has been restated in its entirety subsequent to the issuance of the determination. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

                            Saga Communications, Inc.
                  Employees' 401(k) Savings and Investment Plan

                            Employer ID # 38-2683519
                                   Plan # 001

         Schedule H, Line 4i - Schedule of Assets (Held At End of Year)

                                December 31, 2002

                        IDENTITY                     DESCRIPTION OF INVESTMENT INCLUDING
                   OF ISSUE, BORROWER,                 MATURITY DATE, RATE OF INTEREST,                         CURRENT
                 LESSOR OR SIMILAR PARTY              COLLATERAL, PAR OR MATURITY VALUE          COST            VALUE
--------------------------------------------------------------------------------------------------------------------------
*   Connecticut General Life Insurance Company    Guaranteed Investment Fund                                  $ 1,690,384
*   Connecticut General Life Insurance Company    S&P 500 Index Fund                                              555,576
*   Connecticut General Life Insurance Company    Artisan Partners Growth Fund                                     22,135
*   Connecticut General Life Insurance Company    Timesquare High Yield                                            54,392
*   Connecticut General Life Insurance Company    Fidelity Contrafund Account                                   1,524,774
*   Connecticut General Life Insurance Company    Fidelity Growth and Income Account                              499,233
*   Connecticut General Life Insurance Company    Balanced I/ Wellington Management Fund                          451,468
*   Connecticut General Life Insurance Company    American Century Ultra Investors Fund                           832,316
*   Connecticut General Life Insurance Company    Vanguard Wellington Fund                                        697,860
*   Connecticut General Life Insurance Company    Credit Suisse Emerging Growth Fund                              246,560
*   Connecticut General Life Insurance Company    Credit Suisse International Equity Fund                          64,900
*   Connecticut General Life Insurance Company    Goldman Sachs Large Cap Growth Fund                              94,907
*   Connecticut General Life Insurance Company    Janus Fund                                                      278,673
*   Connecticut General Life Insurance Company    Janus Worldwide Fund                                            199,783
*   Connecticut General Life Insurance Company    TCW Small Cap Value Fund                                         30,607
    Baron Mutual Funds                            Baron Asset Fund                                                135,744
**  Saga Communications, Inc.                     Saga Common Stock Fund                        $ 1,434,059     2,145,148
*   Participant loans receivable                  Interest rates 5.75% to 10.50%                                  163,128
                                                                                                              -----------
Total investments                                                                                             $ 9,687,588
                                                                                                              ===========

*  Party-in-interest.

** Party-in-interest, Nonparticipant directed fund

                                  EXHIBIT INDEX

Exhibits

23.1      Consent of Ernst & Young LLP

99.1 Certification of Officers Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to section 906 of the Sarbanes-Oxley Act of 2002

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                                           SAGA COMMUNICATIONS, INC.
                                           EMPLOYEES' 401(K) SAVINGS AND
                                           INVESTMENT PLAN


Date: June 20, 2003                        /S/ Marcia K. Lobaito
                                           -------------------------------------
                                           Marcia K. Lobaito
                                           Plan Administrator


Date: June 20, 2003                        /S/ Catherine Bobinski
                                           -------------------------------------
                                           Catherine Bobinski
                                           Vice President, Corporate Controller
                                           and Chief Accounting Officer